Exhibit 99.7

Encana Corporation

4400, 500 Centre Street S.E.

Calgary, Alberta T2P 2S5

Canada

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2013 (the “Reports”), and the information derived from our Reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2013, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-187492), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856, and 333-188758), and (iv) Encana Corporation’s Registration Statement on Form F-10 (File No. 333-181196), filed with the U.S. Securities and Exchange Commission.

NETHERLAND, SEWELL & ASSOCIATES, INC.

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

February 20, 2014

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